SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

(Name of subject company (Issuer))

TELEMAR NORTE LESTE S.A

(Names of Filing Persons (Offerors))

Common Shares	N/A
(Title of classes of securities)	(CUSIP number of preferred shares)

Roberto Terziani

Investor Relations Director

Rua Humberto de Campos, 425

7º andar

Leblon, Rio de Janeiro, RJ, Brazil 22430-190

Tel: +55 21 3131-1208

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as its relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TELEMAR NORTE LESTE S.A. A Public Traded Company in Brazil CNPJ/MF nº 33.000.118/0001-79	TELE NORTE LESTE PARTICIPAÇÕES S.A. A Public Traded Company in Brazil CNPJ/MF nº 02.558.134/0001-58

AMAZÔNIA CELULAR S.A. A Public Traded Company in Brazil CNPJ/MF nº 02.340.278/0001-33 NIRE 1530001829-3	TELE NORTE CELULAR PARTICIPAÇÕES S.A. A Public Traded Company in Brazil CNPJ/MF nº 02.558.154/0001.29 NIRE 3130002551-9

Statement of Material Fact

Telemar Norte Leste S.A. (“TMAR”), Tele Norte Leste Participações S.A. (“TNL”), Amazônia Celular S.A. (“Amazônia Celular”) and Tele Norte Celular Participações S.A. (“TNCP”), in addition to the information released in the Statements of Material Fact dated as of December 20, 2007, December 21, 2007, March 6, 2008 and March 7, 2008, hereby inform the public that all of the conditions precedent established under the stock purchase agreement (“Stock Purchase Agreement”) between TMAR and Vivo Participações S.A. (“Vivo”) dated December 20, 2007 have been satisfied, and as a result, the closing of the transaction agreed to thereunder occurred today, including the transfer to TMAR of 1,292,679 common shares and 3,715 preferred shares of TNCP (hereinafter referred to collectively as the “Shares”). The Shares represent 51.86% of the common shares, 0.09% of the preferred shares, and 19.34% of the total share capital of TNCP, which, in turn, controls Amazônia Celular.

The aggregate acquisition price for the Shares under the Stock Purchase Agreement was R$128,599,660.51. This amount corresponds to an acquisition price of R$99.38 per common share of TNCP, which is equivalent to a price of R$152.01 per common share of Amazônia Celular. Such prices were adjusted by the average of the daily rates of the Interbank Deposit Certificate – CDI from August 2, 2007 until the date hereof. Additionally, TMAR acquired from Vivo certain rights for the subscription of new shares to be issued by TNCP, as set forth in CVM Ruling nº 319/1999, as amended, for the price of R$22,610,739.14.

In view of the closing under the Stock Purchase Agreement, TMAR intends to submit, together with Credit Suisse (Brasil) S.A. Corretora de Títulos e Valores Mobiliários in its capacity as dealer manager, to the Brazilian Securities Commission (“CVM”) requests for the registration of public tender offers for the acquisition of any and all common shares of TNCP and Amazônia Celular (“Tender Offers”) held by their respective non-controlling shareholders, in compliance with article 254-A of Law nº 6,404/76 and CVM Ruling nº 361/02.

The Tender Offer for TNCP common shares will be at the price of R$79.51 per common share, and the Tender Offer for Amazônia Celular common shares will be at the price of R$121.61 per common share. The prices to be offered for these shares in the Tender Offers are equal to 80% of the amount paid by TMAR to Vivo under the Stock Purchase Agreement for the common shares of TNCP and Amazônia Celular, in compliance with the provisions of article 254-A of Law nº 6,404/76.

In view of the occurrence of the closing of the acquisition by TMAR of the shares corresponding to the control block of TNCP, TMAR also intends to submit to the São Paulo Stock Exchange (the “Bovespa”) drafts of notices of voluntary tender offers (the “Voluntary Tender Offers”) for the outstanding preferred shares issued by TNCP and Amazônia Celular. The Voluntary Tender Offers will be made for the acquisition of any and all preferred shares of TNCP and Amazônia Celular and will be made at the price of R$33.00 per preferred share of TNCP and R$25.55 per preferred share of Amazônia Celular, which may be preferred class A, B, C, D or E shares. The commencement of the Voluntary Tender Offers is subject to the non-occurrence of any material adverse event that might affect TMAR’s decision to commence the Voluntary Tender Offers and to the approval of the notices of the Voluntary Tender Offers by the Bovespa.

TMAR hereby reiterates that the commencement of the Voluntary Tender Offers is subject to the overall conditions in the capital and financial markets and the non-occurrence of any event that may materially alter TMAR’s perspective regarding the profitability of TNCP and Amazônia Celular and therefore, impact TMAR’s decision to commence the Voluntary Tender Offers.

The Voluntary Tender Offers are not intended to cancel the registration of TNCP or Amazônia Celular as publicly traded companies with the CVM. TMAR’s management will inform its shareholders and the market of the satisfaction of the conditions that would enable the Tender Offers and the Voluntary Tender Offers to proceed as well as any other events that may impact their occurrence.

Rio de Janeiro, April 3, 2008.

José Luís Magalhães Salazar

Investor Relations Officer

Telemar Norte Leste S.A., Tele Norte Leste Participações S.A.,

Amazônia Celular S.A. and Tele Norte Celular Participações S.A.

Important Information

This announcement is for informational purposes only and is not an offer to purchase or the solicitation of an offer to sell any shares of TNCP or Amazônia Celular. The tender offers for the outstanding common shares and preferred shares of TNCP and Amazônia Celular described in this announcement have not commenced.

Any offer to purchase or the solicitation of an offer to sell any preferred shares of TNCP, including the preferred shares underlying TNCP’s American Depositary Receipts (“ADRs”), or common shares of TNCP will be made only pursuant to offers to purchase and related materials that TMAR intends to file with the U.S. Securities and Exchange Commission (the “Commission”) upon commencement of these offers. TNCP will file a solicitation/recommendation statement with the Commission with respect to the offer to purchase its preferred shares, including the preferred shares underlying TNCP’s ADRs.

Any offer to purchase or the solicitation of an offer to sell any common shares or preferred shares of Amazônia Celular will be made only pursuant to the relevant Edital that TMAR intends to filed with the CVM.

Shareholders who are eligible to participate in any of these tender offers should read carefully the offers to purchase and related materials, the solicitation/recommendation statement and/or the Editais relating to the offer or offers in which they are eligible to participate when they become available and prior to making any decisions with respect to that tender offer because these documents will contain important information about that tender offer, including the terms and conditions of that tender offer.

Following the filing with the Commission of (1) the offers to purchase and related materials relating to the offers for the common shares and the preferred shares of TNCP or (2) any other tender offer materials related to the offers for the common shares and the preferred shares of TNCP, TNCP shareholders will be able to obtain the filed documents free of charge at the Commission’s website at www.sec.gov, from TMAR or from TNCP.

Special Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to TNL, TMAR, TNCP and Amazônia Celular, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made, and we undertake no obligation to publicly update any of them in the light of new information or future events.